UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CoreSite Realty Corporation

(Name of Subject Company)

CoreSite Realty Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

21870Q105
(CUSIP Number of Class of Securities)

Jeffery S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, CO 80202
(866) 777-2673

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Adam O. Emmerich
Zachary S. Podolsky
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by CoreSite Realty Corporation (the “Company”), a corporation organized under the laws of Maryland, with the Securities and Exchange Commission on November 29, 2021, relating to the tender offer by Appleseed Merger Sub LLC, a Maryland limited liability company (“Purchaser”) and a wholly owned subsidiary of Appleseed Holdco LLC, a Delaware limited liability company (“Holdco”) and a wholly owned subsidiary of American Tower Investments LLC, a California limited liability company (“Parent”) and a subsidiary of American Tower Corporation, a Delaware corporation (“American Tower”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $170.00, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2021, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 5. This Amendment No. 5 is being filed to reflect certain updates as set forth below.

Item 8.	ADDITIONAL INFORMATION

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs under a new section entitled “Expiration of the Offering Period” before the heading “Cautionary Note Regarding Forward-Looking Statements” on page 35 of the Schedule 14D-9:

“The Offer expired at one minute after 11:59 p.m., Eastern Time, on December 27, 2021. American Stock Transfer & Trust Company, LLC, the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 31,443,126 Shares were validly tendered and not validly withdrawn, representing approximately 71.15% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. After the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 3-106.1 of the MGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to approve the Company Merger (which percentage is equal to a majority of the total number of outstanding Shares entitled to vote on the Company Merger). Accordingly, pursuant to the Merger Agreement, American Tower and Purchaser will complete the acquisition of the Company on December 28, 2021 by consummating the Company Merger pursuant to the Merger Agreement without a vote or consent of the Company’s stockholders in accordance with Section 3-106.1 of the MGCL. At the effective time of the Company Merger, each Share issued and outstanding immediately prior to such time (other than (i) certain restricted Shares and (ii) any Shares owned by the Parent Parties) will be converted into the right to receive an amount in cash equal to the Offer Price.

Following consummation of the Company Merger, the Shares will be delisted and will cease to trade on the New York Stock Exchange. The Company and American Tower will take steps to cause the Shares to be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORESITE REALTY CORPORATION

Date: December 28, 2021	By:	/s/ Jeffrey S. Finnin
	Name:	Jeffrey S. Finnin
	Title:	Chief Financial Officer